Exhibit 99.02

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS

The discussion and analysis which follows in this contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind stockholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements. In addition, the following discussion and analysis should be read together with our unaudited consolidated financial statements and the related notes as June 30, 2015, which appear elsewhere in this report.

Overview

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and public organizations throughout the world. We offer three lines of solutions, our e-ID platform and solutions, from which we derive the majority of our revenue, our M2M/IoT suite and services and our Secure Mobile Payments (SMP) suite and solutions.

e-ID Platform and Solutions. Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-ID documents and robust digital identity solutions to their citizens and visitors. Our e-ID division engages in several activities and solutions, including the production of: (i) paper secured by different levels of security patterns (i.e., ultraviolet, holograms, etc.) and (ii) electronic identification secured by biometric data, principally used in connection with the issuance of national multi-ID documents (including IDs, passports, driver’s licenses, vehicle permits, and visas), border control applications, national ID registries, electronic passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management. Our solutions include MAGNA™, a complete end-to-end solution for the electronic identification documents and systems listed above. Customers of our e-ID division include governments in Europe, Asia and Africa. On December 26, 2013, we acquired the SmartID™ division of On Track Innovations Ltd., or OTI, including all contracts, software, other related technologies and IP assets. The SmartID division has an international presence, with a broad range of competitive and well-known e-ID solutions and technology. The acquisition significantly expanded the breadth of our e-ID capabilities globally, while providing us with market and technological experts, together with advanced ID software platforms and technologies.

M2M/IoT Suite and Services. Our M2M solutions are designed to reliably identify, track and monitor people or objects in real time, enabling our customers to detect the unauthorized movement of people, vehicles and other monitored objects. We provide RFID and mobile technology, accompanied by services specifically tailored to meet the requirements of electronic monitoring. Our propriety M2M suite of hybrid hardware and software components is the foundation of these products and services. This suite can be used in various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring and building and access automation. Our M2M division has primarily focused on growing three markets: (i) public safety, (ii) healthcare and homecare and (iii) animal and livestock management.

SMP Suite and Solutions. Our SMP division offers a product called SuperPayTM with a suite of solutions for advanced secure mobile payments and financial services, ranging from mobile wallet to mobile point of service (POS). SuperPayTM allows customers to securely make payments using a mobile device (smartphones, tablets or traditional 2G/3G handsets) and allows merchants to use a smartphone, tablet or any existing POS to receive secure mobile payments. SuperPayTM features an array of payment technologies including near field communication (NFC) using host card emulation (HCE), bluetooth low energy (BLE) and audio, and secures payment by using one-time password (OTP), biometric authentication, and SuperCom's proprietary SafeMoneyTM platform

We were organized in Israel in 1988 and operate internationally with subsidiaries in the U.S., Tanzania, Panama, Israel and an office in Ecuador.

As discussed above, on December 26, 2013 we acquired the SmartID™ division of On Track Innovations Ltd., or OTI, including all contracts, software, other related technologies and intellectual property assets. We paid OTI $8.8 million ($10 million less certain closing adjustments) at the closing and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. As of June 30, 2015, we have paid $1.4 million ,under this earn-out mechanism.

On June 23, 2015, the Company closed a public offering, whereby 2,415,000 shares of common stock were sold by the Company to the public (inclusive of 315,000 shares of common stock pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were approximately $27.1 million, net of underwriting discounts and commissions and offering expenses payable by the Company.

General

Our consolidated financial statements appearing in this report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into U.S. dollars in accordance with provisions of ASC 835-10. The majority of our sales are made outside Israel in U.S. dollars. In addition, substantial portions of our costs are incurred in U.S. dollars. Since the U.S. dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the U.S. dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or financial expense as appropriate.

Results of Operations

Our revenues for the six months ended June 2015, increased by $3.1 million or 25%, to $15.4 million compared to $12.4 million for the six months period ended June 30, 2014. The increase in our revenues in the first half of 2015, was attributable mainly to revenues recognized from the implementation of new customer contracts secured in 2014 .

Our cost of sales increased in the first six month of 2015 to $5.1 million from $2.7 million in the first six months of 2014, an increase of 90%. This increase was primarily due to (i) the deployment of new contracts, characterized with a lower gross margin, and (ii) the increase in revenue and its related COG

Our gross profit margin decreased from 78% in the first half of 2014 to 67% in the first half of 2015. This decrease in the first half of year 2015 in gross profit margins, represent a different mix of revenue with revenue from new contract deployments and installations representing a greater share of revenue in the first half of year 2015 in comparison to the first half of year 2014 when recurring revenue from continued performance under existing customer contracts represented a greater share of revenues. The recurring revenues element tends to be at a very high gross margins, while new contracts deployment and initial installations tends to be at lower gross margins.

Our operating expenses increased in first six months of 2015 to $6.4 million from $6.1 million in first six months of 2014, an increase of 5%. This increase in operating expenses in the first half of 2015, was primarily due to:.(i) a decrease of $0.3 million in research and development expenses due to extraordinary R&D charge of $0.7 in 2014 due to realization of Project related R&D, (ii) a decrease of $0.4 million in Sales and Marketing expenses in the first half of 2015 as a result of more effective structure our sales and marketing team compare with first half of year 2014, and (iii) an increase of $1 million in general and administration expenses, mainly due to an increase of $0.6 million in the stock based compensation expenses recorded in the first half of 2015, primarily related to 50,000 warrants granted to Periscope and exercised in the first half of 2015.

We had financial expenses of $0.1 million in the first half of 2015 and 2014. Our Financial expenses consist primarily of guaranties cost related to new contracts received, bank fees and exchange rate expenses.

We recorded an income tax expense in the amount of $0.6 million as for the first half of year 2015. This expense reflect the partial realization of the tax benefit recorded in year 2013. In the first half of 2014, we did not recognize any additional tax assets and we did not recorded any tax expenses.

As a result of the changes in our Gross margin, Operational Expenses and the income tax expense that we recorded in the first half of 2015, as described above , our net income in first half of 2015 was $3.1 million compared with $3.5 million in the first six months of 2014.

Liquidity and Capital Resources

As of June 30, 2015, we had approximately $32.4 million in cash and cash equivalents and our working capital was approximately $ 47.8 million compared with approximately $4.8 million in cash and cash equivalents and working capital of $16.0 million at December 31, 2014

The increase in our cash and cash equivalents for the six months ended June 30, 2015 is attributable to the Company’s public offering which closed on June 23, 2015, whereby 2,415,000 shares of common stock were sold by the Company to the public (inclusive of 315,000 shares of common stock pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate proceeds received by the Company from the offering were approximately $27.1 million net of underwriting discounts and commissions and offering expenses payable by the Company.

Net cash provided by investing activities during the first half of 2015 was $1.6 million compared to $0.9 million used during the first six months of 2014. This increase was primarily due a decrease of $2.6 million in our restricted bank deposits during the first six month of 2015 as a result of completion of milestones related to contracts received in 2014.

Net cash provided by financing activities during the first six months of 2015 was $27.3 million reflecting mainly proceeds received by the Company from the offering in the amount of $27.1 million net of underwriting discounts and commissions and offering expenses payable by the Company.

We currently do not have significant capital spending or purchase commitments other than with respect to the contingent and earn-out payments associated with our acquisition of the SmartID Division from OTI. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months.